82-4154

Registration No. 4154



Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	29. 4. 2005		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – finanacial reports as at 31.3.2005

Dear Sirs,

Please receive following reports

Yours Sincerely,



Sylva Floríková
Head of Compliance

PROCESSED
MAY 18 2005
THOMSON
FINANCIAL

International Financial Reporting Standards

(in CZK mil.)

	31 March 2005 (Unaudited)	31 March 2004 (Unaudited)
Assets		
Cash and current balances with banks	14,870	10,929
Amounts due from banks	220,555	215,397
Trading securities	9,745	23,525
Positive fair value of financial derivative transactions	12,135	9,408
Due from Česká konsolidační agentura	179	20,822
Loans and advances to customers, net	159,208	133,766
Securities available for sale	12,616	20,803
Investments held to maturity	3,203	2,217
Prepayments, accrued income and other assets	2,197	6,339
Deferred tax asset	406	515
Investments in subsidiaries and associates	1,847	1,672
Assets held for sale	37	0
Tangible and intangible fixed assets, net	11,136	11,548
Total assets	**448,134**	**456,941**
Liabilities		
Amounts owed to banks	16,837	18,710
Amounts owed to customers	349,763	346,321
Negative fair value of financial derivative transactions	5,216	3,213
Certificated debt	11,752	23,509
Accruals, provisions and other liabilities	15,915	19,661
Income taxes payable	88	1,610
Deferred tax liability	1,567	868
Total liabilities	**401,138**	**413,892**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	27,991	24,044
Total shareholders' equity	**46,996**	**43,049**
Total liabilities and shareholders' equity	**448,134**	**456,941**

International Financial Reporting Standards

(in CZK mil.)

	31 March 2005 (Unaudited)	31 March 2004 (Unaudited)
Profit and Loss Account		
Interest income	4,966	4,625
Interest expense	(1,689)	(1,768)
Net interest income	**3,277**	**2,857**
Net fees and commissions	2,080	2,057
Net profit / (loss) on financial operations	192	348
Dividends and other income	19	31
Net banking income	**5,568**	**5,293**
Personnel expenses	(1,157)	(1,154)
General administrative expenses	(1,202)	(1,281)
Depreciation, impairment and disposal of fixed assets	(425)	(372)
Total operating expenses	**(2,784)**	**(2,807)**
Profit before provisions for loan and investment losses and income taxes	**2,784**	**2,486**
Provision for loan losses	(88)	(191)
Provision for impairment of securities	(57)	9
Provision for other risk expenses	(34)	(72)
Cost of risk	**(179)**	**(254)**
Profit or (loss) on subsidiaries and associates	0	770
Profit / (loss) before income taxes	**2,605**	**3,002**
Income taxes	(671)	(1,003)
Net profit / (loss)	**1,934**	**1,999**

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

Datum *Date*	28. 4. 2005		
Stran *Pages*	**4 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – resolutions of the regular general meeting

Dear Sirs,

Please receive following announcement

Yours Sincerely,

Sylva Floriková
Head of Compliance



Resolutions of the regular general meeting of Komerční banka, a. s., held on 28 April 2005

Resolution No. 1
The general meeting approves the Rules of Procedure and of Voting of the general meeting of Komerční banka, a. s., in accordance with the proposal submitted by the Board of Directors.

Resolution No. 2
The general meeting elects:
Mr. Ladislav Petrásek as the chairman of the General Meeting,
Mr. Karel Kohout as the recorder,
Ms. Ilona Musílková and Mr. Jaroslav Hoch as the minutes verifiers,
Mr. Antonín Králík and Mr. Václav Novotný as the scrutineers.

Resolution No. 3
The general meeting approves the Board of Directors' reports regarding the Bank's business activities and the state of its assets for the year 2004 submitted and presented by the Board of Directors.

Resolution No. 4
The general meeting approves the Annual Financial Statements of Komerční banka, a. s., for the year 2004 as stated in the 2004 Annual Report of Komerční banka, a. s.

Resolution No. 5
The general meeting decided to distribute the profit of Komerční banka, a. s., for the year 2004 in the total amount of CZK 9,435,340,415.04 as follows:

Contribution to the Reserve Fund	471,767,020.75
Dividends	3,800,985,200.00
Retained earnings	5,162, 588,194.29

The amount of the dividend per share amounts to CZK 100 before taxation. The dividend can be claimed by each shareholder owning a share of Komerční banka, a. s., with ISIN CZ0008019106 as of 28 May 2005. The dividend shall be due on 28 June 2005.

The general meeting decided that a part of the profit for the year 2004 reserved for the dividend devolving upon the Bank's own shares would be transferred to the account of retained earnings from previous years. The amount of this part of the profit will be determined based on the number of own shares held by Komerční banka, a. s., on the date decisive for the dividend payment; that is, on 28 May 2005.

Resolution No. 6
The general meeting approves the Consolidated Financial Statements of Komerční banka, a. s., for the year 2004 as stated in the 2004 Annual Report of the Komerční banka, a. s.

Resolution No. 7
The general meeting agrees with the acquisition of own ordinary shares subject to the following conditions:

- The maximum amount of shares that can be held by the Bank at any specific moment shall be 3,800,985 pieces of ordinary shares.
- The share purchase value must be at least CZK 1,500 a piece and at most CZK 3,500 a piece.
- This resolution shall be valid for the term of 18 months.
- Shares may not be acquired by the Bank should such acquisition breach the conditions stipulated in S. 161a (1) (b) and (c) of the Commercial Code.

- For the term of validity hereof the Bank can buy and sell shares repeatedly without any further restrictions.

Resolution No. 8
The general meeting elects Mr. Didier Alix, born on 16 August 1946, residing at 14, bis Rue Raynouard, 75016 Paris, French Republic, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 9
The general meeting elects Mr. Séverin Cabannes, born on 21 July 1958, residing at 14, Rue de Voisins, 78430 Louveciennes, French Republic, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 10
The general meeting elects Mr. Jan Juchelka, birth registration No. 710919/5148, residing at Poděbrady, Jižní 1339, district Nymburk, postal code 290 01, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 11
The general meeting elects Mr. Petr Laube, birth registration No. 490708/118, residing at Kvapilova 958/9, Prague 5, Košíře, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 12
The general meeting elects Mr. Jean-Louis Mattei, born on 8 September 1947, residing at 24, Rue Pierre et Marie Curie, 75005 Paris, French Republic, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 13
The general meeting elects Mr. Christian Achille Frederic Poirier, born on 30 November 1948, residing at 19, Rue Mademoiselle, 78000 Versailles, French Republic, as a member of the Supervisory Board with effect from 29 April 2005.

Resolution No. 14
The general meeting approves:

a) the contract for the exercise of office under S. 66 (2) of Act No. 513/1991 Sb., the Commercial Code as Amended, between Komerční banka, a. s., and the chairman of the Supervisory Board of Komerční banka, a. s., in the wording submitted to the general meeting;
b) the contract for the exercise of office under S. 66 (2) of Act No. 513/1991 Sb., the Commercial Code as Amended, between Komerční banka, a. s., and each member of the Supervisory Board of Komerční banka, a. s., elected by this general meeting and between Komerční banka, a. s., and each member of the Supervisory Board of Komerční banka, a. s., elected by the Bank's employees in April 2005 in the wording submitted to the general meeting; and
c) the conclusion of the contract for the exercise of office approved in a) and b) above between Komerční banka, a. s., and the members of the Supervisory Board elected by this general meeting, between Komerční banka, a. s., and the members of the Supervisory Board elected by the Bank's employees in April 2005, and also between Komerční banka, a. s., and the future members of the Supervisory Board.

general meeting approves the monetary and other than monetary consideration for the members of the Board of Directors with effect from 1 January 2005 in accordance with the amounts stated in the below overview:

	Fixed annual remuneration	*Bonus*
Board of Directors Chairman	*CZK 3,600,000*	*CZK 0 – 5,800,000*
Board of Directors Vice-Chairman	*CZK 2,460,000*	*CZK 0 – 3,600,000*
Board of Directors Member	*CZK 2,460,000*	*CZK 0 – 3,600,000*

The awarding of the annual bonus and of its amount shall be subjected to the decision of the Bank's Supervisory Board.

II) The general meeting approves the following fixed annual remuneration and bonus of Mr. Didier Colin, member of the Board of Directors, for the period from 9 October 2004 to 31 December 2004:

a) The fixed annual remuneration for 2004 shall be equal to CZK 2,460,000. The proportional part of this fixed annual remuneration shall be paid for the period extending from the effectiveness date of the election, that is, from 9 October 2004, to 31 December 2004.

b) The annual bonus for the exercise of office shall amount to CZK 0 – 3,600,000. The decision on the annual bonus amount shall correspond to the period of the exercise of office in 2004. The awarding of the annual bonus shall be subjected to the decision of the Bank's Supervisory Board.

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			
Datum *Date*	28. 4. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – Changes in Supervisory Board

Dear Sirs,

Please receive following announcement

Yours Sincerely,



Sylva Floríková
Head of Compliance

A n n o u n c e m e n t

Komerční banka, a. s., announces that on 28 April 2005 the Supervisory Board discussed the resignation of Messrs. Didier Alix, Séverin Cabannes, Jan Juchelka, Petr Laube, Jean-Louis Mattei and Christian Poirier from their membership on the Supervisory Board of Komerční banka, a. s. Their exercise of office finishes on 28 April 2005.

Prague, 28 April 2005

....
Alexis Juan
Chairman of the Board of Directors
of Komerční banka, a. s.

....
Peter Palečka
Member of the Board of Directors
of Komerční banka, a. s.

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

Datum *Date*	28. 4. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – Dividend

Dear Sirs,

Please receive following announcement

Yours Sincerely,



Sylva Floríková
Head of Compliance

KB

Press release

To:	Agencies, dailies		
From:	KBHQ, Communication	Tel.: Fax:	+420 222 432 144 +420 224 229 359
No. of pages, incl. this page:	1		

The Board of Directors of Komerční Banka will propose, for the approval of the Annual General Meeting, the payment of a dividend of CZK 100,-. per share.

Prague, 28 April 2005 - During its meeting on April 28, the Supervisory Board of Komerční Banka considered and supported the proposal of the Board of Directors regarding the profit distribution of the 2004 result.

The Annual General Meeting to be held on April 28 will be proposed to approve the payment of a dividend of CZK 100,- per share.

The dividend policy of KB is to be in line with the pay out ratio of major western European banks involved in retail banking, i.e. around 40%.

It is proposed to pay a dividend of CZK 100,- per share, leading to an overall distribution of CZK 3,8 billion and a pay out ratio of 41% on the unconsolidated result.

This dividend is 2,5 times the 2003 dividend and half of the dividend paid last year which has always been presented as exceptional.

Marie Petrovová
KB Spokesperson

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			
Datum *Date*	28. 4. 2005		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – Annual Report

Dear Sirs,

Please receive following announcement concerning issue of Annual Report.

Yours Sincerely,



Sylva Floríková
Head of Compliance

Please be informed that Komercni banka releases the Annual Report for the year ended 31 December 2004 according to Act No. 256/2004 (Czech) Coll. subsection 16(1), Act No. 21/1992 (Czech) Coll. subsection 23(1), Prague Stock Exchange Rules part III subsection 8(8)(d) and subsection 8(8)(f), Act No. 256/2004 (Czech) Coll. section 118, Act No. 513/1991 (Czech) Coll. subsection 66a(9) and Listing Rules FSA 23.66 and 23.68.

This document will be made publicly available at:
The Compliance Department
8th Floor
Societe Generale (London Branch)
SG House
41 Tower Hill
London EC3N 4SG

and

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
United Kingdom.

This document will be also made publicly available from 12:00 am Prague time (11:00 am London time) 28 April 2005 at the Web site of Komercni banka, a.s.: http://www.kb.cz/en.